Form N-8F

I General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[   ]  Merger

[ X ]  Liquidation

[   ]  Abandonment of Registration
       (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[   ]  Election of status as a Business Development Company
       (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2. Name of fund:  PUTNAM DIVIDEND INCOME FUND.

3. Securities and Exchange Commission File No.: 811-05852

4. Is this an initial Form N-8F or an amendment to a previously filed Form
   N-8F?

[ X ]  Initial Application           [   ]  Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

One Post Office Square
Boston, Massachusetts 02109

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

John W. Gerstmayr, Esq.             David L. Coombs, Esq.
Ropes & Gray                        Ropes & Gray
One International Place             One International Place
Boston, MA  02110                   Boston, MA 02110
(617) 951-7393; or,                 (617) 951-7808

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

Putnam Investments, LLC
One Post Office Square
Boston, Massachusetts  02109
(617) 292-1000

8. Classification of fund (check only one):

[ X ]  Management company;

[   ]  Unit investment trust; or

[   ]  Face-amount certificate company.

9. Subclassification if the fund is a management company (check only one):

[   ]  Open-end                      [ X ]  Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Massachusetts

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated.

Putnam Investment Management, LLC
One Post Office Square
Boston, Massachusetts 02109
(617) 292-1000

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

N/A

13. If the fund is a unit investment trust ("UIT") provide:

(a) Depositor's name(s) and address(es):  Not applicable

(b) Trustee's name(s) and address(es):  Not applicable

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[   ]  Yes                     [ X ]  No

If Yes, for each UIT state:

Name(s):
File No.:
Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ X ]  Yes                     [   ]  No

If Yes, state the date on which the board vote took place: April 6, 2001 If No, explain:

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in Liquidation or Abandonment of Registration?

[   ]  Yes                     [ X ]  No

If Yes, state the date on which the shareholder vote took place:

If No, explain: Pursuant to authority conferred on the trustees of the fund, a Massachusetts business trust, by Article IX, Section 4 of the fund's Agreement and Declaration of Trust, the trustees terminated the fund by written notice to the fund's shareholders given on April 17, 2001. The notice to shareholders provided for the liquidation of the fund on or prior to the effective date of termination.

II. Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[ X ]  Yes                   [   ]  No

(a) If Yes, list the date(s) on which the fund made those distributions:
    May 25, 2001

(b) Were the distributions made on the basis of net assets?

[ X ]  Yes                   [   ]  No

(c) Were the distributions made pro rata based on share ownership?

[ X ]  Yes                   [   ]  No

(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e) Liquidations only:

    Were any distributions to shareholders made in kind?

[ X ]  Yes                   [   ]  No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

The Commerce Group, Inc., through its subsidiaries, owned 50.1% of fund shares, based on an amendment to its filing on Schedule 13D filed May 1, 2001. To the fund's knowledge, The Commerce Group, Inc. is not affiliated with the fund other than through its holdings of fund shares. The trustees and officers of the fund owned less than 1% of fund shares.

17. Closed-end funds only:
Has the fund issued senior securities?

[  ]   Yes                   [ X ]  No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18. Has the fund distributed all of its assets to the fund's shareholders?

[  ]   Yes                   [ X ]  No

If No,

(a) How many shareholders does the fund have as of the date this form is
    filed?   None

(b) Describe the relationship of each remaining shareholder to the fund: N/A

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[  ]   Yes                   [ X ]  No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

[ X ]  Yes                   [   ]  No

If Yes,

(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

    Dividends receivable in aggregate amount of $405,094.

(b) Why has the fund retained the remaining assets?

    The remaining assets have been retained as provision for accrued and unpaid liabilities of the fund in an equal amount.

(c) Will the remaining assets be invested in securities?

[  ]   Yes                   [ X ]  No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ X ]  Yes                   [   ]  No

If Yes,

(a) Describe the type and amount of each debt or other liability:

The fund's accrued and unpaid liabilities, less applicable credits, total $405,094 and are as follows:

Management Fees              $125,777
Investor Servicing             18,986
Custody                        16,138
Audit                          53,000
Legal                          12,644
Postage                         3,547
Cash overdraft                227,859
Other                           9,787
                            ---------
                             $467,738

Less credits                  (62,644)
                            ---------
                             $405,094

(b) How does the fund intend to pay these outstanding debts or other liabilities?

The fund intends to pay outstanding liabilities with cash collected from outstanding dividends receivable over the course of the next several weeks.

IV. Information About Event(s) Leading to Request For Deregistration

22. (a)  List the expenses incurred in connection with the Merger or
         Liquidation:

(i) Legal Expenses:  Approximately $209,000

(ii) Accounting expenses:   Approximately $53,000

(iii) Other expenses (list and identify separately):

Transfer Agency systems enhancements               $10,000

Postage                                              1,500

(iv) Total expenses (sum of lines (i)-(iii) above):  Approximately   $274,000

(b) How were those expenses allocated?  To the fund

(c) Who paid those expenses? The fund

(d) How did the fund pay for unamortized expenses (if any)?  N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[  ]  Yes               [ X ]  No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V. Conclusion of Fund Business

24. Is the fund a party to any litigation or administrative proceeding?

[  ]  Yes               [ X ]  No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[  ]  Yes               [ X ]  No

If Yes, describe the nature and extent of those activities:

VI. Mergers Only

26. (a) State the name of the fund surviving the Merger:

    (b) State the Investment Company Act file number of the fund surviving the Merger:

    (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

    (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Putnam Dividend Income Fund, (ii) he is a Vice President of Putnam Dividend Income Fund, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

                                          /s/ Gordon H. Silver
                                          --------------------
                                          Gordon H. Silver
                                          Vice President